UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 000-28980

Royal Standard Minerals Inc.
(Translation of registrant's name into English)

50 Richmond Street East
Suite 101
Toronto, Ontario
M5C 1N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated July 3, 2012

99.2	Second Amendment to Credit Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P. dated as of June 28,2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL STANDARD MINERALS INC.
(Registrant)

Date: July 05, 2012	By:	/s/ Philip Gross

Philip Gross
	Title:	Interim Chief Executive Officer